UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
            Pursuant to Rule 13d-1(a), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)


                                Corgentech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    21872P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             William B. Kuesel, Esq.
                              O'Melveny & Myers LLP
                                 7 Times Square
                               New York, NY 10036
                                 (212) 326-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 15, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). 1.

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (SBIC), LLC
      13-3371826
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power
Shares
Beneficially                2,948,619 shares of Common Stock
Owned by                    (includes options to purchase 62,500 shares)
Each                  ----------------------------------------------------------
Reporting             8.    Shared Voting Power
Person
With:                 ----------------------------------------------------------
                      9.    Sole Dispositive Power

                            2,948,619 shares of Common Stock
                            (includes options to purchase 62,500 shares)
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,948,619 shares of Common Stock
      (includes options to purchase 62,500 shares)
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      14.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners Global Investors, L.P.
      13-4197054
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power
Shares
Beneficially                234,689 Shares of Common Stock
Owned by              ----------------------------------------------------------
Each                  8.    Shared Voting Power
Reporting
Person                ----------------------------------------------------------
With:                 9.    Sole Dispositive Power

                            234,689 Shares of Common Stock
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      234,689 Shares of Common Stock
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      1.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners Global Investors A, L.P.
      26-0032493
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power
Shares
Beneficially                35,134 Shares of Common Stock
Owned by              ----------------------------------------------------------
Each                  8.    Shared Voting Power
Reporting
Person                ----------------------------------------------------------
With:                 9.    Sole Dispositive Power

                            35,134 Shares of Common Stock
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      35,134 Shares of Common Stock
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      0.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners Global Investors (Cayman), L.P.
      13-4197057
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Cayman Islands
--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power
Shares
Beneficially                118,118 Shares of Common Stock
Owned by              ----------------------------------------------------------
Each                  8.    Shared Voting Power
Reporting
Person                ----------------------------------------------------------
With:                 9.    Sole Dispositive Power

                            118,118 Shares of Common Stock
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      118,118 Shares of Common Stock
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      0.6%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners Global Investors (Cayman) II, L.P.
      26-0005546
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Cayman Islands
--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power
Shares
Beneficially                13,198 Shares of Common Stock
Owned by              ----------------------------------------------------------
Each                  8.    Shared Voting Power
Reporting
Person                ----------------------------------------------------------
With:                 9.    Sole Dispositive Power

                            13,198 Shares of Common Stock
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      13,198 Shares of Common Stock
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      0.1%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners Global Investors (Selldown), L.P.

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Cayman Islands
--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power
Shares
Beneficially                81,769 Shares of Common Stock
Owned by              ----------------------------------------------------------
Each                  8.    Shared Voting Power
Reporting
Person                ----------------------------------------------------------
With:                 9.    Sole Dispositive Power

                            81,769 Shares of Common Stock
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      81,769 Shares of Common Stock
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      0.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

      This Schedule 13D is being filed by J.P. Morgan Partners (SBIC), LLC and certain of its affiliates and relates to an Agreement and Plan of Merger among the Issuer (as defined below), Element Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Acquisition Sub"), AlgoRx Pharmaceuticals, Inc., a Delaware corporation ("AlgoRx"), and Joseph Marr, as representative for the AlgoRx stockholders, dated as of September 23, 2005 (the "Merger Agreement"). Pursuant to the Merger Agreement, on December 15, 2005, Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of the Issuer (the "Merger"). Each share of AlgoRx capital stock was converted into the right to receive shares of common stock of the Issuer. On the effective date of the merger, December 15, 2005, the Issuer effected a 1 for 4 reverse stock-split. All share information reported in this Schedule 13D reflects such reverse stock-split.

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the common stock, par value $0.001 per share of Corgentech Inc., a Delaware corporation (the "Issuer" or "Company"). The Issuer's principal executive offices are located at 650 Gateway Boulevard, South San Francisco, CA 94080.

Item 2. Identity and Background

      This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP
(SBIC).

      JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. As the sole member of JPMP (SBIC), JPMP (BHCA) may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (SBIC).

      This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Global"), whose principal place of business is located at the same address as JPMP (SBIC); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership ("JPMP Global A"), whose principal place of business is located at the same address as JPMP
(SBIC); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands ("JPMP Cayman"), whose principal place of business is located at the same address as JPMP (SBIC); J.P. Morgan Partners Global Investors (Selldown), L.P. ("JPMP Selldown") and collectively with JPMP Global, JPMP Global A, JPMP Cayman and JPMP Cayman II the "Global Fund Entities"), whose principal place of business is located at the same address as JPMP (SBIC). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP (SBIC). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

      The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

      JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

      During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      JPMP (SBIC) and the Global Fund Entities previously purchased 3,826,219 shares of the Issuer's capital stock from the Issuer prior to the effectiveness of a registration statement on Form S-1 (Registration No. 333-110923) on February 11, 2004, as reported on Schedule 13G, filed on February 15, 2005 (the "Previously Purchased Issuer Shares"). The source of the funds for the Previously Purchased Issuer Shares was JPMP (SBIC)'s and the Global Fund Entities' working capital.

      JPMP (SBIC) and the Global Fund Entities previously purchased 24,554,560 shares of AlgoRx capital stock from AlgoRx prior to the effectiveness of the Merger on December 15, 2005 (the "Previously Purchased AlgoRx Shares"). The source of the funds for the Previously Purchased AlgoRx Shares was JPMP (SBIC)'s and the Global Fund Entities' working capital.

      Pursuant to the Merger Agreement, on December 15, 2005, Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of the Issuer. Each share of AlgoRx capital stock, including the previously purchased AlgoRx shares, was converted into the right to receive shares of common stock of the Issuer.

Item 4. Purpose of Transaction

      The Merger Agreement provided for the acquisition by the Issuer of all of the outstanding capital stock of AlgoRx through a merger of Acquisition Sub with and into AlgoRx, as a result of which AlgoRx became a wholly-owned subsidiary of the Issuer. On the effective date of the merger, December 15, 2005, the Issuer effected a 1 for 4 reverse stock-split. Under the rules and regulations of the NASDAQ Stock Market Inc., the acquisition of AlgoRx by the Issuer was deemed to be a "reverse" merger. Therefore, the Issuer's common stock, symbol "CGTK," was de-listed from the NASDAQ National Market. The common stock was relisted on the NASDAQ National Market prior to the open of market on December 16, 2005 under the symbol "CGTKD" and will trade under such symbol for 20 days, after which it will return to the symbol "CGTK". The shares acquired by JPMP (SBIC) and the Global Fund Entities in the Merger were acquired solely for investment purposes.

      Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's common stock to cease to be listed on the NASDAQ National Market System or causing the common stock to become eligible for termination of registration under section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

      The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D -- see Exhibit A.

Item 5. Interest in Securities of the Issuer

      On December 15, 2005, JPMP (SBIC) acquired 2,144,696 shares and 50,000 options to purchase shares, JPMP Global acquired 130,596 shares, JPMP Global A acquired 20,066 shares, JPMP Cayman acquired 65,565 shares, JPMP Cayman II acquired 7,332 shares and JPMP Selldown acquired 44,218 shares, of the Issuer's common stock pursuant to the merger and reverse stock-split discussed in Item 3 above.

      Following the closing of the Merger and the 1 for 4 reverse stock-split, beneficial ownership of the Issuer's securities by JPMP (SBIC) and the Global Fund Entities is as follows:

      JPMP (SBIC) beneficially owns 2,948,619 shares of common stock (including options to purchase 62,500 shares), which represents approximately 14.7% of the class. Pursuant to the Escrow Agreement described in Item 6 below, 104,517 of these shares are being held in an escrow account. Subject to certain indemnification claims, the escrowed shares will be released to JPMP (SBIC) on or around June 15, 2006. JPMP (SBIC) maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

      JPMP Global beneficially owns 234,689 shares of common stock, which represents approximately 1.2% of the class. Pursuant to the Escrow Agreement described in Item 6 below, 6,364 of these shares are being held in an escrow account. Subject to certain indemnification claims, the escrowed shares will be released to JPMP Global on or around June 15, 2006. JPMP Global maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

      JPMP Global A beneficially owns 35,134 shares of common stock, which represents approximately 0.2% of the class. Pursuant to the Escrow Agreement described in Item 6 below, 977 of these shares are being held in an escrow account. Subject to certain indemnification claims, the escrowed shares will be released to JPMP Global A on or around June 15, 2006. JPMP Global A maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

      JPMP Cayman beneficially owns 118,118 shares of common stock, which represents approximately 0.6% of the class. Pursuant to the Escrow Agreement described in Item 6 below, 3,195 of these shares are being held in an escrow account. Subject to certain indemnification claims, the escrowed shares will be released to JPMP Cayman on or around June 15, 2006. JPMP Cayman maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

      JPMP Cayman II beneficially owns 13,198 shares of common stock, which represents approximately 0.1% of the class. Pursuant to the Escrow Agreement described in Item 6 below, 357 of these shares are being held in an escrow account. Subject to certain indemnification claims, the escrowed shares will be released to JPMP Cayman II on or around June 15, 2006. JPMP Cayman II maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

      JPMP Selldown beneficially owns 81,769 shares of common stock, which represents approximately 0.4% of the class. Pursuant to the Escrow Agreement described in Item 6 below, 2,154 of these shares are being held in an escrow account. Subject to certain indemnification claims, the escrowed shares will be released to JPMP Selldown on or around June 15, 2006. JPMP Selldown maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Certain of Corgentech's executive officers and stockholders, including JPMP (SBIC) and the Global Fund Entities, have entered into lock-up agreements with the Issuer pursuant to which they agreed, in their respective capacities as stockholders of the Issuer, not to sell, transfer, hedge or perform similar transactions with respect to the Issuer's common stock beneficially owned by them for 90 days following the consummation of the Merger, except in limited circumstances.

      Pursuant to the Merger Agreement, the Issuer entered into an Escrow Agreement with Mellon Investor Services and Joseph Marr, as representative of the AlgoRx stockholders, on December 15, 2005 (the "Escrow Agreement"), pursuant to which, at the effective time of the Merger, approximately 5% of the aggregate number of shares of the Issuer's common stock issued pursuant to the Merger Agreement, including the shares issued to JPMP (SBIC) and the Global Fund Entities, was placed in an escrow account. The shares were placed in the escrow account to satisfy the indemnification obligations of the AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan (the "Escrow Accountholders") pursuant to the Merger Agreement. The Escrow Accountholders will have voting rights with respect to their shares of the Issuer's common stock held in escrow and the exchange agent will distribute any cash dividends or other distributions to such Escrow Accountholders. Except in certain circumstances, six months after the effective time of the Merger, when the representations and warranties in the Merger Agreement have terminated, the exchange agent will follow the procedures in the Merger Agreement and Escrow Agreement to release the shares in the escrow account, unless the Issuer has delivered a claim for indemnification. Each of JPMP (SBIC) and the Global Fund Entities maintains sole voting power and sole dispositive power over all of its shares, including the escrowed shares.

      In connection with the Merger described in Item 3 above, JPMP (SBIC) received options to purchase 50,000 shares of the Issuer's common stock. JPMP
(SBIC) also holds options to purchase 12,500 shares of the Issuer's common stock, which were granted by the Issuer prior to the merger.

      The descriptions contained in this Item 6 of the transactions contemplated by the lock-up agreements and the Escrow Agreement are qualified in their entirety by reference to the full text of the form of lock-up agreement and the Escrow Agreement, copies of which are incorporated by reference in this Schedule 13D -- see Exhibits B and C.

Item 7. Material to be Filed as Exhibits

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------
A*             Agreement of Merger, dated as of September 23, 2005, by and among
               Corgentech Inc., Element Acquisition Corp., a wholly-owned subsidiary of Corgentech Inc., AlgoRx Pharmaceuticals, Inc. and
               Joseph Marr.
--------------------------------------------------------------------------------
B              Form of Lock-up Agreement dated as of September 23, 2005,
               executed by the JPMP entities and certain other stockholders of the Issuer
--------------------------------------------------------------------------------
C              Escrow Agreement, dated as of December 15, 2005, by and among
               Corgentech Inc., Mellon Investor Services and Joseph Marr
--------------------------------------------------------------------------------
D              Joint Filing Agreement among the JPMP entities
--------------------------------------------------------------------------------

* Incorporated by reference to Exhibit 2.1 to the Issuer's Joint Proxy Statement/Prospectus on Form S-4/A, as amended (File No. 333-129177), filed with the Commission on November 14, 2005.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2005

                                             J.P. MORGAN PARTNERS (SBIC), LLC


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS, L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P, MORGAN PARTNERS GLOBAL
                                             INVESTORS A, L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director

                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS (CAYMAN), L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS (CAYMAN) II, L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS (SELLDOWN), L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director

                                    EXHIBIT B

September 23, 2005

Corgentech Inc.
650 Gateway Boulevard
S. San Francisco, CA 94080

Ladies and Gentlemen:

            The letter agreement is delivered by the undersigned in connection with the merger pursuant to terms of an Agreement and Plan of Merger dated as of September 23, 2005 (the "Merger Agreement") by and among Corgentech Inc. ("Parent"), Element Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Sub"), and of AlgoRx Pharmaceuticals, Inc. ("AlgoRx") with and into Sub (the "Merger"). Pursuant Section 5.7(d) of the Agreement, in order to induce Parent to enter into the Agreement, AlgoRx has agreed to cause its officers, directors and affiliates (including affiliated funds), to execute and deliver letter agreements in the form hereof. The undersigned is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of shares of Common Stock, $0.001 par value per share, of Parent (the "Parent Common Stock").

      In consideration of the execution of the Merger Agreement by AlgoRx and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, without the prior written consent of Parent, during the period commencing on the date hereof and ending ninety (90) days after such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement (the "Lock-up Period"), the undersigned will not, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the Parent Common Stock (or other securities of Parent), or (ii) enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Parent Common Stock (or other securities) of held by the undersigned, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Parent Common Stock or other such securities, in cash or otherwise. Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Parent Common Stock without the prior written consent of Parent, provided that
(1) Parent receives a signed agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the Securities Exchange Commission, or otherwise and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers: (x) as a bona fide gift or gifts; or (y) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned. For purposes of this letter agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

      In order to enforce the foregoing covenant, Parent may impose stop-transfer instructions with respect to the shares of Parent Common Stock beneficially owned by the undersigned until the end of the Lock-up Period.

                                             Very truly yours,

                                             [NAME]


                                             By:
                                                --------------------------------
                                                Name:
                                                Title:

                                    EXHIBIT C

                                ESCROW AGREEMENT

      THIS ESCROW AGREEMENT (this "Agreement") is entered into as of December 15, 2005, by and among Corgentech, Inc., a Delaware corporation ("Corgentech"), Mellon Investor Services, as Escrow Agent ("Escrow Agent") and Joseph Marr, as Stockholder Representative ("Representative") of the Participating Stockholders.

                                    RECITALS

      A. Corgentech, AlgoRx Pharmaceuticals, Inc., a Delaware corporation ("AlgoRx") and Element Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corgentech ("Merger Sub"), have entered into an Agreement and Plan of Merger dated as of September 23, 2005 (the "Merger Agreement") pursuant to which Merger Sub will merge (the "Merger") with and into AlgoRx, with AlgoRx to be the surviving corporation of the Merger. Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given them in the Merger Agreement.

      B. Section 1.7 of the Merger Agreement provides that at the Closing Date, Corgentech will deposit in escrow (such deposit constituting the "Escrow Fund") that certain number of shares of Corgentech Common Stock equal to five percent (5%) of the Total Merger Consideration (the "Escrow Shares"). Each Participating Stockholder's Pro Rata Share of the Escrow Fund shall be withheld from the Participating Stockholder.

      C. The parties to this Agreement desire to establish the terms and conditions pursuant to which the Escrow Shares will be deposited, held in, and disbursed from the Escrow Fund.

      NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

      1. Escrow Fund. The Escrow Agent agrees to: (a) accept delivery of the Escrow Shares; and (b) hold such Escrow Shares in escrow as part of the Escrow Fund, all subject to the terms and conditions of this Agreement and Article VIII of the Merger Agreement (which Article VIII is attached to this Agreement as Appendix I and incorporated by reference into this Agreement) (collectively, the "Escrow Provisions").

      2. Deposit of Escrow Shares: Release from Escrow.

            (a) Delivery of Escrow Shares. On the Closing Date, the Escrow Shares will be deposited by Corgentech on behalf of the Participating Stockholders with the Escrow Agent.

            (b) Participating Stockholders' Accounts. The Escrow Agent will maintain for each Participating Stockholder an accounting record (each Participating Stockholder's "Account") specifying the portion of the Escrow Shares held for the record of each Participating Stockholder pursuant to Section
1.7 of the Merger Agreement. All Escrow Shares received under Section 2(a) of this Agreement will be allocated to each Participating Stockholder's Account in accordance with such Participating Stockholder's Pro Rata Share of the Escrow Fund as set forth on Appendix II.

            (c) Dividends; Voting; Rights of Ownership. The Escrow Agent will promptly distribute to the Participating Stockholders any cash dividends or other distributions of any kind made in respect of the Escrow Shares. Each Participating Stockholder will have voting rights with respect to his, her or its Pro Rata Share of the Escrow Shares so long as such Escrow Shares are held in escrow, and Corgentech will take all reasonable steps necessary to allow the exercise of such rights. While the Escrow Shares remain in the Escrow Agent's possession pursuant to this Agreement and the Merger Agreement, the Participating Stockholders will retain and will be able to exercise all other incidents of ownership of said Escrow Shares which are not inconsistent with the terms and conditions of this Agreement and the Merger Agreement. The beneficial owners of the Escrow Shares shall be wholly responsible for any and all taxes incurred and payable on the Escrow Shares.

            (d) Release. The Escrow Shares will be held by the Escrow Agent until required to be released to the Participating Stockholders pursuant to
Section 8.1 of the Merger Agreement, unless previously released to Corgentech pursuant to Sections 8.2 and 8.3 of the Merger Agreement. Within ten (10) business days after the applicable release condition is met, Corgentech and the Representative will deliver to the Escrow Agent a written notice identifying the portion of the Escrow Shares to be released and cash to be paid in lieu of fractional shares with respect to each Participating Stockholder. As soon as practicable after receipt of this written notice, the Escrow Agent will deliver to each Participating Stockholder the Escrow Shares to be released. Escrow Shares will be in the form of stock certificate(s) issued in the name of such Participating Stockholder. Escrow Shares will be released and cash in lieu of fraction shares will be paid to the respective Participating Stockholders in accordance with their respective Accounts. Corgentech will take such action as may be necessary to cause such certificates to be issued in the names of the appropriate Participating Stockholders. Cash will be paid in lieu of fractions of Escrow Shares. Within ten (10) business days after the written notice described above, Corgentech will deposit with the Escrow Agent sufficient funds to pay such cash amounts for fractional shares.

            (e) No Encumbrance. No Escrow Shares or any beneficial interest in the Escrow Shares may be pledged, sold, assigned or transferred, including by operation of law, by a Participating Stockholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of a Participating Stockholder, prior to the delivery to such Participating Stockholder of such Participating Stockholder's portion of the Escrow Shares by the Escrow Agent.

            (f) Tax Reporting. The parties hereto agree that the Participating Stockholders shall be treated for all tax purposes as the owners of their Pro Rata Share of the Escrow Fund as indicated on Appendix II hereto. Within thirty
(30) days of the date hereof, the Representative shall furnish to the Escrow Agent Internal Revenue Service Forms W-9 or Forms W-8BEN for the Participating Stockholders. The parties agree that the interest and other earnings attributable to the Escrow Shares shall be treated for U.S. tax purposes as income of the Participating Stockholders in the respective proportions indicated on Appendix II hereto.

      3. Limitation of the Escrow Agent's Liability.

            (a) The Escrow Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction, except its own willful misconduct, bad faith or gross negligence. The Escrow Agent will not be responsible for the validity or sufficiency of the Escrow Provisions. In all questions arising under the Escrow Provisions, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent will not be liable to anyone. The Escrow Agent will not be required to take any action under the Escrow Provisions involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it.

            (b) In the event conflicting demands are made or notices are served upon the Escrow Agent with respect to the Escrow Fund, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do either or both of the following: resign so a successor can be appointed pursuant to Section 5 of this Agreement or file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under the Escrow Provisions, and Corgentech will pay the Escrow Agent (subject to reimbursement from the Participating Stockholders pursuant to Section 4) all costs, expenses and reasonable attorney's fees expended or incurred by the Escrow Agent pursuant to the exercise of the Escrow Agent's rights under this Section 3 (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 4 of this Agreement).

            (c) Corgentech and the Participating Stockholders and their successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter. Notwithstanding the foregoing, no indemnity need be paid in the event of the Escrow Agent's gross negligence, bad faith or willful misconduct.

      4. Expenses.

            (a) Escrow Agent. All fees and expenses of the Escrow Agent incurred in performing its responsibilities hereunder will be paid by Corgentech upon receipt of a written invoice by the Escrow Agent.

            (b) Representative. The Representative will not be entitled to receive any compensation from Corgentech or the Participating Stockholders in connection with this Agreement. Any expenses incurred by the Representative will be paid by Corgentech.

      5. Successor Escrow Agent. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity as such, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving written notice to the parties to this Agreement, specifying not less than thirty
(30) days' prior notice of the date when such resignation will take effect. Corgentech will designate a successor Escrow Agent (with the consent of the Representative, which will not be unreasonably withheld) prior to the expiration of such 30-day period by giving written notice to the Escrow Agent and the Representative. Corgentech may appoint a successor Escrow Agent with the consent of the Representative, which will not be unreasonably withheld, provided such proposed Escrow Agent is an independent third party that as part of its ordinary course of business provides similar escrow services to other parties. The Escrow Agent will promptly transfer the Escrow Shares to such designated successor. In the event no successor Escrow Agent is appointed as described in this Section 5, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent.

      6. Limitation of Responsibility. The Escrow Agent's duties are limited to those set forth in the Escrow Provisions and the Escrow Agent may rely upon the written notices delivered to the Escrow Agent under the Escrow Provisions.

      7. Incorporation by Reference of Article VIII. The parties agree that the terms of Article VIII of the Merger Agreement shall be deemed to be incorporated by reference in this Agreement as if such Article had been set forth in its entirety herein. The parties acknowledge that the administration of the Escrow Fund by the Escrow Agent will require reference to both the terms of this Agreement as well as the terms of such Article VIII.

      8. Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

      Corgentech:       Corgentech, Inc.
                        650 Gateway Boulevard
                        South San Francisco, CA 94080
                        Attention: Patrick Broderick
                        Fax: 650-624-9600

      With copy to:     Cooley Godward LLP
                        3175 Hanover Street
                        Palo Alto, CA 94304-1130
                        Attention: Matthew Hemington
                        Fax: 650-849-7400

      Escrow Agent:     Mellon Investor Services


                        Attention:
                        Fax:

      Representative:   Joseph Marr
                        c/o Pacific Rim Ventures Co, Ltd.
                        Green Plaza 2F
                        3-7-20
                        Komazawa, Setagaya-ku Tokyo
                        JAPAN
                        phone: 81-3-5779-6752
                        Fax: 81-3-5779-6753

      9. Dispute Resolution.

            (a) Escalation. In the event a dispute arises under this Agreement or the Escrow Provisions, and prior to taking action as provided in Section 9(b) of this Agreement, Corgentech's General Counsel and the Representative (the "Heads") shall attempt to resolve the dispute through good faith negotiations over a reasonable period, not to exceed thirty (30) days following one party's receipt of a notice of dispute from the other party, unless otherwise agreed by the Heads. Such thirty (30) day period shall be deemed to commence on the date the dispute was submitted to the Heads. All negotiations pursuant to this
Section 9(a) shall be confidential, and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

            (b) Arbitration. Any dispute that is not resolved by negotiation and/or escalation pursuant to Section 9(a) shall, upon the submission of a written request by Corgentech or the Representative to the other, be resolved exclusively by binding arbitration in San Francisco, California, before one (1) neutral arbitrator, free of any subject matter conflict and conflict with a party. Any arbitration proceedings shall be conducted in accordance with the Rules of the American Arbitration Association, except to the extent that such rules are inconsistent with this Agreement. The arbitrator shall resolve the dispute in accordance with this Agreement and the substantive laws (without regard to conflict-of-law and choice-of-law principles thereof, and excluding the rules of procedure) of the State of Delaware. The decision of the arbitrator shall be final and shall be fully and irrevocably accepted by the parties. The arbitrator is empowered to award interim and final injunction and equitable relief but, except as expressly set forth in this Agreement, the arbitrator is not empowered to award treble, punitive, exemplary or any other damages in excess of compensatory damages, and each party irrevocably waives any claim to recover such damages. The final award of the arbitrator shall be the sole and exclusive remedy of the parties, and shall be enforceable in any court of competent jurisdiction. The parties agree that they shall share equally the cost of the arbitration filing and hearing fees, and the cost of the arbitrator. Each party shall bear its own attorneys' fees and expert fees and all associated costs and expenses, provided that the arbitrator may award attorneys' fees to the party deemed by the arbitrator to be the party substantially prevailing in the proceeding.

      10. General.

            (a) Governing Laws. It is the intention of the parties hereto that the Laws of the State of Delaware (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties to this Agreement.

            (b) Binding upon Successors and Assigns. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties to this Agreement.

            (c) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears on such counterpart and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected in this Agreement as signatories.

            (d) Entire Agreement. Except as set forth in the Merger Agreement, this Agreement, the documents referenced in this Agreement and the exhibits to such documents, constitute the entire understanding and agreement of the parties to this Agreement with respect to the subject matter of this Agreement and of such documents and exhibits and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to such subject matter. The express terms of this Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms of this Agreement.

            (e) Waivers. No waiver by any party to this Agreement of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

            (f) Amendment. This Agreement may be amended with the written consent of Corgentech, the Escrow Agent and the Representative, provided, however, that if the Escrow Agent does not agree to an amendment agreed upon by Corgentech and the Representative, a successor Escrow Agent may be appointed in accordance with Section 5 of this Agreement.

      IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written and this Agreement will be effective as to all of the Participating Stockholders when executed by Corgentech, the Escrow Agent and the Representative.

                                     CORGENTECH INC.


                                     By: /s/ John P. McLaughlin
                                         ---------------------------------------
                                         Name:  John P. McLaughlin
                                         Title: Chief Executive Officer


                                     ESCROW AGENT:

                                     MELLON INVESTOR SERVICES


                                     By: /s/ Edward Eismont
                                         ---------------------------------------
                                         Name:  Edward Eismont
                                         Title: Event Manager - Corporate Action


                                     REPRESENTATIVE:


                                     By: /s/ Joseph Marr
                                         ---------------------------------------
                                         Name: Joseph Marr

                                  APPENDIX VIII

                        Article VIII of Merger Agreement



                                   APPENDIX II

             Participating Stockholders' Interest in the Escrow Fund

                                                        Escrow       Percentage
Stockholder Name                                        Shares        Interest
----------------                                       -------------------------

InterWest Partners VIII, LP                             116,150        17.80%
InterWest Investors VIII, LP                                309         0.05%
InterWest Investors Q VIII, LP                            1,107         0.17%
JP Morgan Partners (SBIC), LLC                          104,517        16.02%
JP Morgan Partners Global Investors, LLC                  6,364         0.98%
JP Morgan Partners Global Investors A, LP                   977         0.15%
JP Morgan Partners Global Investors
  (Selldown), L.P.                                        2,154         0.33%
JP Morgan Partners Global Investors
  (Cayman), LP                                            3,195         0.49%
JP Morgan Partners Global Investors
  (Cayman) II, LP                                           357         0.05%
Sofinnova Venture Partners V, LP                         54,720         8.39%
Sofinnova Venture Affiliates V, LP                        1,800         0.28%
Sofinnova Venture Principals V, LP                          839         0.13%
Cooley Godward (CG&H Investments)                           220         0.03%
Advent Healthcare and Life Sciences III
  Limited Partnership                                    18,569         2.85%
Advent Healthcare and Life Sciences III-A
  Limited Partnership                                    34,822         5.34%
Advent Partners HLS III Limited Partnership                 658         0.10%
Advent Partners II Limited Partnership                      154         0.02%
S.R. One, Limited                                        42,589         6.53%
Pacific Rim Aqua Life Science No. 1
  Investment Partnership                                  7,408         1.14%
Pacific Rim Aqua Life Science No. 2
  Investment Partnership                                  8,747         1.34%
Pacific Rim Aqua Life Science No. 3
  Investment Partnership                                  5,013         0.77%
Pacific Rim Aqua Life Science No. 4
  Investment Partnership                                  9,804         1.50%
Pacific Rim Aqua Life Science No. 5
  Investment Partnership                                 11,615         1.78%
Lehman Brothers HealthCare Venture Capital, LP            7,743         1.19%
Lehman Brothers PA, LLC                                  14,821         2.27%

                                                        Escrow       Percentage
Stockholder Name                                        Shares        Interest
----------------                                       -------------------------

Lehman Brothers Partnership Account 2002/2001, LP         6,677         1.02%
Lehman Brothers Offshore Partnership Account
  2000/2001, LP                                           1,731         0.27%
Cogene Biotech Ventures, LP                              11,615         1.78%
EGS Private Healthcare Partnership II, LP                14,668         2.25%
EGS Private Healthcare Investors II, LP                   2,313         0.35%
EGS Private Healthcare Canadian Partners, LP              2,207         0.34%
EGS Private Healthcare Presidents Fund, LP                  169         0.03%
Hunt Ventures, LP                                        23,230         3.56%
Piper Jaffray Healthcare Fund IV, LP                     18,584         2.85%
NIF Ventures Co. Ltd                                      3,097         0.47%
Investment Enterprise Partnership "NIF 21-One(1)"        12,389         1.90%
Axiom Venture Partners III, LP                           13,164         2.02%
Index Ventures II (Jersey) LP                            13,033         2.00%
Index Ventures II (Delaware) LP                          23,963         3.67%
Index Ventures II GmbH & Co. KG                           3,831         0.59%
Index Ventures II Parallel Entrepreneur Fund
  (Jersey - A) LP                                           437         0.07%
Index Ventures II Parallel Entrepreneur Fund
  (Jersey - B) LP                                           685         0.10%
Index Venture Management SA on behalf of
  Index Employee Invst. Plan                                638         0.10%
WHI Morula Fund, LLC (William Harris Investors)           2,052         0.31%
HEWM / VLG Investments, LLC (Heller Ehrman)                 387         0.06%
Dr. Michael G. Ehrlich                                      193         0.03%
Eliot M. Fried                                              774         0.12%
Burch, Ronald M., M.D., Ph..D                               441         0.07%
Ronald Burch                                              15076         2.31%
Jeffrey Rona                                              11845         1.82%
Anil Dasu                                                  1507         0.23%
Davidson & Koppel Davidson                                  646         0.10%
Steve Engel                                                2153         0.33%
Patricia Richards                                          2153         0.33%
Paula Buckley                                               861         0.13%
Deborah Hopper                                              646         0.10%
John Minogue                                                861         0.13%
G. Hewson                                                   574         0.09%
Dolores Lewis-Wellman                                       258         0.04%
Nicholas Stones                                             430         0.07%
John Cavan                                                  861         0.13%
Rita Shah                                                   287         0.04%
Tammy Miller                                                430         0.07%
Scott Wollaston                                             430         0.07%
Pamela Yurasek                                              287         0.04%
Patrick O'Meara                                             287         0.04%

                                                        Escrow       Percentage
Stockholder Name                                        Shares        Interest
----------------                                       -------------------------

Laurie Randazzo                                             287         0.04%
Crystal Smith                                               143         0.02%
Melissa Vicente                                             143         0.02%
Carter Eckert                                              1076         0.16%
Rosemary Fry                                                287         0.04%
                                                       -------------------------
                                                        652,458       100.00%

EXHIBIT D - JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 23rd day of December, 2005

                                             J.P. MORGAN PARTNERS (SBIC), LLC


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS, L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director

                                             J.P, MORGAN PARTNERS GLOBAL
                                             INVESTORS A, L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS (CAYMAN), L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director


                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS (CAYMAN) II, L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director

                                             J.P. MORGAN PARTNERS GLOBAL
                                             INVESTORS (SELLDOWN), L.P.

                                             By: JPMP Global Investors, L.P.,
                                                 its General Partner

                                             By: JPMP Capital Corp.,
                                                 its General Partner


                                             By: /S/ STEPHEN P. MURRAY
                                                 -------------------------------
                                                 Name:  Stephen P. Murray
                                                 Title: Managing Director

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              Executive Officers(1)
                              ---------------------
President                                              Jeffrey C. Walker*
Chief Investment Officer                               Arnold L. Chavkin*
Managing Director                                      Srinivas Akkaraju*
Managing Director                                      Christopher Albinson*
Managing Director                                      Dr. Dana Beth Ardi*
Managing Director                                      Christopher C. Behrens*
Managing Director                                      John Breckenridge*
Managing Director                                      Julie Casella-Esposito*
Managing Director                                      Rodney A. Ferguson*
Managing Director                                      Michael R. Hannon*
Managing Director                                      Matthew Lori*
Managing Director                                      Jonathan R. Lynch*
Managing Director                                      Sunil Mishra*
Managing Director                                      Stephen P. Murray*
Managing Director                                      Timothy Purcell*
Managing Director                                      John Reardon*
Managing Director                                      Faith Rosenfeld*
Managing Director                                      Shahan D. Soghikian*
Managing Director                                      William Stuek*
Managing Director                                      Lauren Tyler*
Managing Director                                      Timothy J. Walsh*
Managing Director                                      Richard D. Waters, Jr. *
Managing Director                                      Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------
                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             Executive Officers(1)
                             ---------------------
Chief Executive Officer                                William B. Harrison**
President                                              Jeffrey C. Walker*
Chief Investment Officer                               Arnold L. Chavkin*
Managing Director                                      Srinivas Akkaraju*
Managing Director                                      Christopher Albinson*
Managing Director                                      Dr. Dana Beth Ardi*
Managing Director                                      Christopher C. Behrens*
Managing Director                                      John Breckenridge*
Managing Director                                      Julie Casella-Esposito*
Managing Director                                      Rodney A. Ferguson*
Managing Director                                      Michael R. Hannon*
Managing Director                                      Matthew Lori*
Managing Director                                      Jonathan R. Lynch*
Managing Director                                      Sunil Mishra*
Managing Director                                      Stephen P. Murray*
Managing Director                                      Timothy Purcell*
Managing Director                                      John Reardon*
Managing Director                                      Faith Rosenfeld*
Managing Director                                      Shahan D. Soghikian*
Managing Director                                      William Stuek*
Managing Director                                      Lauren Tyler*
Managing Director                                      Timothy J. Walsh*
Managing Director                                      Richard D. Waters, Jr. *
Managing Director                                      Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------
                              William B. Harrison**
                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      SCHEDULE C

                              JPMORGAN CHASE & CO.

                              Executive Officers(2)
                              ---------------------
Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chief Executive Officer, Investment Bank            Steven D. Black*
Chairman, Card Services                                William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Director of Human Resources and Head of Security       John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer, Treasury & Securities
  Services                                             Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Co-Chief Executive Officer, Card Services              Richard J. Srednicki*
Global Head, Asset & Wealth Management                 James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chief Executive Officer, Investment Bank            William T. Winters*

----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  Directors(1)
                                  ------------

                               Principal Occupation or Employment;
Name                           Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer               Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                  Former Chairman and CEO
                               TIAA - CREF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy            Retired Chairman of the Board
                               Honeywell International Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke               President
                               Comcast Cable Communications, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                 President
                               Henry Crown and Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                    President and Chief Operating Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
William H. Gray, III           Retired President and Chief Executive Officer
                               The College Fund/UNCF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.

                               Principal Occupation or Employment;
Name                           Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.       Chairman of the Board and Chief Executive Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.          Chairman and Chief Executive Officer
                               Clear Creek Properties, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                Owner
                               John W. Kessler Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                 Senior Advisor
                               JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian           Chairman and Chief Executive Officer
                               Masco Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                 Chairman and Chief Executive Officer
                               Yum! Brands, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                 Chairman and CEO of Exxon Mobil Corp
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
William C. Weldon              Chairman and Chief Executive Officer
                               Johnson & Johnson
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------